LEGAL & COMPLIANCE, LLC

LAURA ANTHONY, ESQUIRE
STUART REED, ESQUIRE                                 WWW.LEGALANDCOMPLIANCE.COM

                                                     DIRECT E-MAIL:
                                                     LAURAANTHONYPA@AOL.COM


                                January 23, 2006

Michael E. Karney
Branch Chief (Legal)
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

         Re:      Genesis Capital Corporation of Nevada
                  Registration Statement on Form 10-SB
                  Filed December 8, 2005
                  File No. 0-27831

Dear Mr. Karney:

         On behalf of Genesis Capital Corporation of Nevada (the "Company"), this letter responds to your staff's telephone request of January 18, 2006. In particular, your staff requested that the Company amend subheading "RULE 144 SALES" on page 19 of the Form 10-SB to include the number of restricted shares which would be prohibited from resale under Rule 144 in accordance with the SEC's view that the securities issued by a blank check company cannot be resold under Rule 144, but must be registered under the Securities Act of 1933.

         In addition, in response to your staff's request, on January 19, 2006 the Company filed Amendment No. 2 to its Form 10-SB Registration Statement to include the number of restricted shares under the subheading "RULE 144 SALES" on page 19.

         We appreciate the Staff's responsiveness with respect to the Company's Registration Statement and look forward to resolving any concerns the Staff may have. If you have any questions or require additional information please contact the undersigned at (561)514-0936.

                                                Sincerely,

                                                /s/ LAURA E. ANTHONY

                                                Laura E. Anthony


cc: Richard Astrom, Genesis Capital Corporation of Nevada (via electronic mail) Christopher Astrom, Genesis Capital Corporation of Nevada (via electronic mail) Neil Levine, Bagell, Josephs, Levine & Company, CPA's (via electronic mail)




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